UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 27, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

American Midstream Partners, LP

File No. 333-173191 - CF#26940

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American Midstream Partners, LP submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on March 31, 2011, as amended.

Based on representations by American Midstream Partners, LP that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.10	through August 1, 2013
Exhibit 10.12	through November 30, 2012
Exhibit 10.13	through July 14, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brigitte Lippmann
Special Counsel